UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___)

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Series D Cumulative Convertible Preferred Stock, no par value

(Title of Class of Securities)

963025606

(CUSIP Number)

1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

CUSIP No. 963025606	13D	Page 1 of 10 Pages

1.	NAMES OF REPORTING PERSONS Magnolia Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 327,662
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 327,662
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 963025606	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS The Magnolia Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF OKLAHOMA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 327,662
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 327,662
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 963025606	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Adam K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 327,662
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 327,662
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 963025606	13D	Page 4 of 10 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of Series D Cumulative Convertible Preferred Stock (the “Preferred Stock”) of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 2529 Virginia Beach Boulevard Suite 200, Virginia Beach, VA 23452.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of Series D Cumulative Convertible Preferred Stock of the Issuer (the “Preferred Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Series D Cumulative Convertible Preferred Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Preferred Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Preferred Stock.

The principal business address of each of the Reporting Persons is 1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102.

(d)	During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

Item 3. Source or Amount of Funds or Other Consideration.

Consideration for the Preferred Stock described in this Schedule 13D came from the working capital of the MCF. The Preferred Stock was purchased by TMG for the benefit of MCF at an aggregated price of $5,957,458.

CUSIP No. 963025606	13D	Page 5 of 10 Pages

Item 4. Purpose of Transaction.

The Reporting Persons have entered into a 45-day non-disclosure agreement as of April 19, 2021 with the Issuer. The purpose of the non-disclosure agreement is to allow the parties to have strategic discussions regarding the Issuer's capital structure and potential strategic options with respect thereto. Mr. Peterson had a telephone conversation with Joseph Stilwell on April 20, 2021 to discuss the same, and anticipates having additional conversations with Mr. Stilwell and the Issuer's management regarding the same during the term of the non-disclosure agreement.

The Reporting Persons purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Person at any time and from time to time may acquire additional Shares, or other capital stock of the Issuer, or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares and the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

The Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	Based upon the Issuer's annual report on Form 10-K filed on March 18, 2021, there were 3,529,293 shares of Series D Cumulative Convertible Preferred Stock outstanding as of December 31, 2020. Based on the foregoing, the shares beneficially owned, in total, represent approximately 9.28% of the shares of Series D Cumulative Convertible Preferred Stock issued and outstanding. Of the shares beneficially owned, Mr. Peterson may be deemed the beneficial owner of 327,662 shares of Preferred Stock held for the account of the MCF. TMG may be deemed the beneficial owner of 327,662 shares of Preferred Stock held for the account of MCF. MCF may be deemed the beneficial owner of 327,662 shares of Preferred Stock that it holds.

(b)	The information set forth in Rows 7 through 10 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c)	Transactions effected by TMG on behalf of MCF for the past 60 days are listed in Exhibit A. Each of the transactions were executed through TD Ameritrade. The Reporting Persons undertake to provide, upon request to the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which each of the individual transactions were effected.
(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock beneficially owned by each of the Reporting Persons.

(e)        This item is not applicable.

CUSIP No. 963025606	13D	Page 6 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the shares are held pursuant to a limited partnership agreement entered into between MCF and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit A – Item 5. (c) Transactions

Exhibit B – Joint Filing Agreement

CUSIP No. 963025606	13D	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	April 22, 2021

The Magnolia Group, LLC

By:	The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	April 22, 2021

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	April 22, 2021

CUSIP No. 963025606	13D	Page 8 of 10 Pages